CONFIDENTIAL

AMENDMENT 6

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of May 20, 2021 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Distribution Agreement between Distributor and Trust dated April 16, 2018, as amended
“Distributor”	ALPS Distributors, Inc.
“Trust”	AQR Funds

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Distributors, Inc.		AQR Funds

By:	/s/ Bradley J. Swenson	By:	/s/ John Hadermayer

Name:	Bradley J. Swenson	Name:	John Hadermayer
Title:	President, Director & Chief Operating Officer	Title:	Secretary

Distribution Agreement Amendment 6

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	Section 2 of the Existing Agreement shall be amended by adding the following sub-section:

“c. At the request and direction of the Trust, the Distributor enters into agreements with financial intermediaries in connection with the sale of Fund shares (each, an “Intermediary Agreement”). The Distributor will not be obligated to make payments to any such financial intermediaries unless the Distributor has received an authorized payment from the Trust, if subject to a distribution plan or other such plan approved by the Trust’s board of trustees, and/or the applicable fund’s investment adviser.

In addition, to the extent that the Distributor is required by the Trust to enter into an Intermediary Agreement on behalf of the Trust, the Distributor and each of its affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns (“Distributor Associates”) shall not be liable to the Trust for any action or inaction of any Distributor Associate pursuant to such Intermediary Agreement except to the extent of direct Losses1 resulting solely from the negligence, willful misconduct or fraud of the Distributor in the performance of the Distributor’s duties, obligations, representations, warranties or indemnities under the Intermediary Agreement (“ALPS Losses”). Under no circumstances shall Distributor Associates be liable to the Trust for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. With the exception of ALPS Losses, the Trust shall indemnify, defend and hold harmless Distributor Associates from and against Losses (including legal fees and costs to enforce this provision) that Distributor Associates suffer, incur, or pay as a result of any third-party claim arising out of the subject matter of or otherwise in any way related to an Intermediary Agreement (“Third-Party Claim”). Third-Party Claims are Claims brought by (i) any Person other than Trust, including investors, or (ii) the Trust on behalf of or for any other Person, including any Claim that could otherwise be asserted by a third party. Any expenses (including legal fees and costs) incurred by Distributor Associates in defending or responding to any Third-Party Claims (or in enforcing this provision) shall be paid by the Trust when the final amounts of applicable Intermediary Agreement Losses are finalized and it has been determined that Distributor Associates are entitled to indemnity hereunder. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver by the Trust of any of its legal rights available under U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.”

1 As used in this Agreement, the term “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.